UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                   FORM 11-K

                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[ x ] Annual Report pursuant to section 15(d) of the Securities Exchange Act of
   1934

                  For the fiscal year ended December 31, 2004



                                      OR

[      ]Transition report pursuant to section 15(d) of the Securities Exchange
   Act of 1934

                For the transition period from ______ to ______

                         Commission file number 1-7288


                          __________________________



                           THE BOMBAY COMPANY, INC.
               EMPLOYEE 401(K) SAVINGS AND STOCK OWNERSHIP PLAN



                           _________________________


                           The Bombay Company, Inc.
            (Exact name of registrant as specified in its charter)

                               550 Bailey Avenue
                           Fort Worth, Texas  76107





                                    1 of 14

                           THE BOMBAY COMPANY, INC.
               EMPLOYEE 401(K) SAVINGS AND STOCK OWNERSHIP PLAN
                  INDEX TO FINANCIAL STATEMENTS AND SCHEDULES


                                                                                 Page
Report of Independent Registered Public Accounting Firm                           3
Financial Statements:
    Statements of Net Assets Available for Benefits                               4
    Statements of Changes in Net Assets Available for Benefits                    5
    Notes to Financial Statements                                                 6-10
Supplemental Financial Schedule:
    Schedule I - Schedule H, Line 4i, Schedule of Assets (Held at End of Year)    11-12
    Other schedules have not been presented because they were not applicable, and, thus, not required.
Signature                                                                         13
Exhibits:
    Independent Registered Public Accounting Firm's Consent                       14

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Participants and Administrative Committee of
The Bombay Company, Inc. 401(k) Savings and Stock Ownership Plan


We have audited the accompanying statements of net assets available for benefits of The Bombay Company, Inc. 401(k) Savings and Stock Ownership Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Bombay Company, Inc. Employee 401(k) Savings and Stock Ownership Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ WHITLEY PENN
Fort Worth, Texas
May 26, 2005

                             THE BOMBAY COMPANY, INC.
                  Employee 401(k) Savings and Stock Ownership Plan
                   Statements of Net Assets Available for Benefits
                            December 31, 2004 and 2003

                                                         2004           2003
Assets

Investments:
   At fair value
      Pooled separate accounts                        $ 7,240,442   $ 5,932,510
      Common stock, The Bombay Company, Inc.            2,739,938     4,326,915
      Participant loans                                   604,366       422,805
   At contract value
      Insurance company general account                 2,467,671     2,423,739

                                                       13,052,417    13,105,969

Receivables:
   Employee contributions                                  96,217        91,904
   Employer contributions                                  54,114        49,841

                                                          150,331       141,745

     Total assets                                      13,202,748    13,247,714

Liabilities

Company loan payable                                     (261,884)     (261,884)
Administrative costs payable                               (2,370)       (2,340)

      Total liabilities                                  (264,254)     (264,224)

Net assets available for benefits                     $12,938,494   $12,983,490

The accompanying notes are an integral part of these financial statements.

                                       4

                             THE BOMBAY COMPANY, INC.
                Employee 401(k) Savings and Stock Ownership Plan
           Statements of Changes in Net Assets Available for Benefits
                 For the Years Ended December 31, 2004 and 2003


                                                            2004          2003
Contributions:
   Employee                                              $1,278,260    $1,140,925
   Employer                                                 706,123       648,928
   Rollovers                                                 89,473        33,961

                                                          2,073,856     1,823,814

Investment income:
   Interest and dividends                                    99,310        93,236
   Net appreciation (depreciation) in
      fair value of investments:
         Pooled separate accounts                           618,403     1,153,680
         Common stock, The Bombay Company, Inc.          (1,351,393)    2,058,340

                                                           (633,680)    3,305,256
Distributions:
   Benefits paid                                         (1,455,902)   (1,179,831)
   Administrative costs                                     (29,270)      (26,926)

                                                         (1,485,172)   (1,206,757)

Increase (decrease) in net assets
   available for benefits                                   (44,996)    3,922,313

Net assets available for benefits at beginning of year   12,983,490     9,061,177
Net assets available for benefits at end of year        $12,938,494   $12,983,490

The accompanying notes are an integral part of these financial statements.

                           THE BOMBAY COMPANY, INC.
               EMPLOYEE 401(K) SAVINGS AND STOCK OWNERSHIP PLAN
                         NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 2004 AND 2003


NOTE 1 - DESCRIPTION OF THE PLAN

GENERAL
The Bombay Company, Inc. (the "Company") adopted the Employee 401(k) Savings and Stock Ownership Plan (the "Plan") on September 9, 1990, effective January 1, 1991, for the benefit of qualified employees. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan has complied with the fidelity bonding requirements of ERISA. Reference should be made to the Plan document for a complete description.

ADMINISTRATION
The Plan is administered by the Compensation and Human Resources Committee of the Board of Directors of the Company through an Administrative Committee consisting of three officers of the Company. This Administrative Committee oversees the Employee Benefits Department of the Company in conducting the daily operations of the Plan. Effective April 1, 2004, Prudential Financial, Inc. acquired the retirement services of CB Trust Company ("CIGNA"), the Plan's former trustee. In connection with the acquisition, Prudential Retirement Insurance and Annuity Company ("Prudential") assumed the administration and financial responsibilities of CIGNA and became the appointed Plan Trustee and Investment Administrator. Prudential revalues the assets of the Plan daily. Each revaluation takes into account earnings and capital appreciation or depreciation, whether realized or unrealized, of the assets of the Plan. Amounts credited to the accounts of participants are also adjusted at each valuation date so as to be equal to the value of the net assets of the Plan. Participants receive valuation statements of their individual accounts as of each calendar quarter end.

ELIGIBILITY
Employees of the Company who are at least 21 years of age, and have completed one year and at least 1000 hours of service within twelve consecutive months are eligible to participate in the Plan. An eligible employee may elect to contribute up to 75% of compensation to the Plan within certain limitations, beginning with the first payroll period following eligibility. Employee contributions to the Plan are made in the form of payroll deductions. A participant may elect to change the percentage of compensation to be contributed to the Plan up to four times in any Plan year. Participants may also elect to suspend or resume participation with 30 days written notice to the Plan Administrator.

CONTRIBUTIONS
The Plan provides that the Company shall match 100% of each participant's initial 3% contribution, and 50% of the next 2% contributed by the participant. The Company may make elective contributions in addition to the matching amounts. Matching Company contributions are allocated to individual participant accounts monthly. During 2004 and 2003, the Company made matching contributions of $706,123 and $648,928, respectively, in the form of cash.

                           THE BOMBAY COMPANY, INC.
               EMPLOYEE 401(K) SAVINGS AND STOCK OWNERSHIP PLAN
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                          DECEMBER 31, 2004 AND 2003


The Plan accepts rollover contributions of participants' distributions from other qualified plans under Section 401 of the Internal Revenue Code ("IRC"). Rollover contributions are not subject to matching Company contributions.

VESTING AND FORFEITURES
Participants are immediately vested in their contributions to the Plan plus actual earnings thereon. For participants enrolling in the Plan on or after January 1, 2000, Company matching and elective contributions made to participants' accounts are fully vested immediately. For participants enrolled in the Plan prior to January 1, 2000, vesting in the Company's matching and elective contributions was based upon the following schedule of service:


                Years of Service            Vested Amount

                       1                          0%
                       2                        100%


In the event of termination of employment, the unvested portion of a participant's account in the Plan is forfeited. At the discretion of the
Administrative  Committee,   all   forfeited   amounts  are  available  to  pay
administrative charges, offset Company contributions or be reallocated to remaining participants as of the end of the Plan year. Reallocations are based on the ratio that participants' compensation for the Plan year bears to the total compensation of all such participants' compensation for the Plan year. During the years ended December 31, 2004 and 2003, forfeitures totaled $3,630 and $1,194, respectively. Forfeitures during 2004 and 2003 represent amounts unvested by participants terminated prior to December 31, 2001 but distributed subsequent to that date. During 2004 and 2003, $3,580 and $996, respectively, of forfeitures under the Plan were used to offset Plan expenses.

DISTRIBUTIONS
Upon reaching age 70-1/2, upon death or disability, or upon termination of employment, the vested portions of a participant's account are generally paid to the participant or beneficiaries in the form of a lump sum payment. Prior thereto, distributions may be made upon reaching age 59-1/2 or if a financial hardship situation, as defined by the Internal Revenue Service ("IRS"), is established. Distributions may be made in the form of cash, Company stock, or a combination thereof, at the discretion of the participant.

PARTICIPANT LOANS
Participants may borrow up to the lesser of (a) $50,000, (b) 50% of total vested account balance, or (c) the participant's aggregate contributions plus earnings thereon, but not less than $500, for a term not to exceed ten years. Loans, plus interest at the rate of prime +1%, are generally repaid through payroll deductions and are credited to the participant accounts from which they were borrowed. Interest rates ranged from 5.00% to 9.25% for participant loans outstanding at December 31, 2004.

                           THE BOMBAY COMPANY, INC.
               EMPLOYEE 401(K) SAVINGS AND STOCK OWNERSHIP PLAN
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                          DECEMBER 31, 2004 AND 2003


EXPENSES OF THE PLAN
The Plan bears the cost of administrative expenses in the event the Company does not elect to absorb such expenses. The administrative costs reflected in the accompanying financial statements represent the portion paid or payable by the Plan. The Company paid $15,742 and $13,309 for expenses incurred in the administration of the Plan during 2004 and 2003, respectively. Certain administrative functions are performed by employees of the Company, including members of the Administrative Committee, without compensation from the Plan.


NOTE 2 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING
Accounting records of the Plan are maintained on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

USE OF ESTIMATES
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates. Actual results could differ from those estimates.


NOTE 3 - INVESTMENTS

In 1994, the Plan entered into a group annuity contract with Connecticut General Life Insurance Company ("Connecticut General"), a CIGNA company. During 2004, CIGNA sold its Retirement & Investments division to Prudential Insurance Company. In connection with the acquisition, the Plan's group annuity contract, trustee and investment administrator were transferred to Prudential. Prudential maintains contributions in pooled separate accounts or insurance company general accounts established as investment vehicles for qualified retirement plans. Participant contributions and matching Company contributions are invested in any or all of 24 Prudential pooled separate accounts, one Prudential general account or Company stock, based upon the participant's discretion.

                           THE BOMBAY COMPANY, INC.
               EMPLOYEE 401(K) SAVINGS AND STOCK OWNERSHIP PLAN
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                          DECEMBER 31, 2004 AND 2003


The pooled separate accounts are credited with Plan contributions and earnings on the underlying investments, and charged for Plan withdrawals and administrative expenses charged by Prudential. The assets of each of the pooled separate accounts are invested in shares of the designated underlying mutual funds. In addition, from time to time, Prudential may invest amounts in short-term money market instruments, cash or cash equivalents. The pooled separate accounts are stated at fair value as of December 31, 2004 and 2003.

The general account is credited with Plan contributions and earnings on the underlying investments, and charged for Plan withdrawals and administrative expenses charged by Prudential. The contract is included in the financial statements at contract value, (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses) because it is fully benefit responsive. That is, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2004 and 2003 approximates contract value. The average yield and crediting interest rates were approximately 3.0% for 2004 and 2003. The crediting interest rate is determined semi-annually by Prudential, but cannot be less than 1.5%. Principal and interest in the general account are guaranteed against loss by Prudential.

Investments in Company common stock, which is traded on the New York Stock Exchange, are reflected at fair value at December 31, 2004 and 2003 based on the closing price on the respective dates.

Individual investments with market value greater than 5% of net assets available for benefits at December 31 were as follows:


                                             2004         2003
The Bombay Company, Inc. Common Stock     $2,739,938   $4,326,915
General Account, Guaranteed Income         2,467,671    2,423,739
Dryden S&P Index Fund                        795,773      699,654
Fidelity Advisor Growth Opportunities Fund   744,493      787,116
Large Cap Growth/Goldman Sachs               741,780      687,963


                           THE BOMBAY COMPANY, INC.
               EMPLOYEE 401(K) SAVINGS AND STOCK OWNERSHIP PLAN
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                          DECEMBER 31, 2004 AND 2003


NOTE 4 - LOAN FROM COMPANY

On June 8, 1994, the Company loaned the Plan $261,884 to pay benefits to terminated participants. The loan is non-interest bearing and is payable upon demand by the Company.



NOTE 5 - TAX STATUS OF THE PLAN

The IRS previously determined and informed the Company, by letter dated July 6, 2000, that the Plan and related trust were designed to be tax-exempt in accordance with the applicable sections of the IRC. Generally, contributions to a qualified Plan are deductible by the Company when made, earnings of the trust are tax-exempt and participants are not taxed on their benefits until withdrawn from the Plan.

The Plan has been amended since receiving the determination letter. Effective January 1, 2003, the Plan was amended and restated by the adoption of the Connecticut General Life Insurance Company Prototype Non-Standardized Profit Sharing/Thrift Plan with 401(k) Feature, which is now administered by Prudential and has a favorable opinion letter from the IRS. This opinion letter states that the form of the prototype plan is acceptable under Section 401 of the IRC. The Plan Sponsor may rely on this letter with respect to the qualification of the Plan under Code Section 401(a), with certain limitations.

Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor believes that the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.


NOTE 6 - TERMINATION OF THE PLAN

The Company has the right, under the Plan, to amend or terminate the Plan, subject to provisions set forth in ERISA. Amendment of the Plan may not deprive participants of their vested interest or divert Plan assets from the exclusive benefit of participants or their beneficiaries. In the event of termination of the Plan or irrevocable discontinuation of Company contributions, all amounts credited to the accounts of participants will be fully vested and non-forfeitable.



                                                                                                     Schedule I
                                                                                                     page 1 of 2

                           THE BOMBAY COMPANY, INC.
                Employee 401(k) Savings and Stock Ownership Plan
           Schedule H, Line 4i, Schedule of Assets (Held at End of Year)
                             December 31, 2004


EIN: 75-1475223
PN:  002

(a)  (b) Identity of issue, borrower,       (c) Description of investment including maturity date,               (e) Current
          lessor or similar party               rate of interest, collateral, par or maturity value                 value

 *    Prudential Retirement Insurance           General Account, Guaranteed Income
        & Annuity Company                         56,528 units of participation                                   $2,467,671

 *    Prudential Retirement Insurance           Separate Account 55A, Fidelity Advisor Growth Opportunities Fund
        & Annuity Company                         12,926 units of participation                                      744,493

 *    Prudential Retirement Insurance           Separate Account L1, Lifetime 20
        & Annuity Company                         16,443 units of participation                                      396,358

 *    Prudential Retirement Insurance           Separate Account L2, Lifetime 30
        & Annuity Company                         13,999 units of participation                                      338,039

 *    Prudential Retirement Insurance           Separate Account L3, Lifetime 40
        & Annuity Company                         14,230 units of participation                                      328,108

 *    Prudential Retirement Insurance           Separate Account L4, Lifetime 50
        & Annuity Company                          7,223 units of participation                                      163,460

 *    Prudential Retirement Insurance           Separate Account L5, Lifetime 60
        & Annuity Company                          3,665 units of participation                                       76,631

 *    Prudential Retirement Insurance           Separate Account B, Dryden S&P Index Fund
        & Annuity Company                         13,067 units of participation                                      795,773

 *    Prudential Retirement Insurance           Separate Account 5E3, Lazard Small Cap Portfolio
        & Annuity Company                          8,871 units of participation                                      319,941

 *    Prudential Retirement Insurance           Separate Account 15, Corporate Bond / BSAM Fund
        & Annuity Company                         29,535 units of participation                                      462,575

 *    Prudential Retirement Insurance           Separate Account CG, Large Cap Growth/Goldman Sachs
        & Annuity Company                         70,220 units of participation                                      741,780

 *    Prudential Retirement Insurance           Separate Account FTF, Small Cap Growth / TimesSquare Fund
        & Annuity Company                         18,918 units of participation                                      354,353

 *    Prudential Retirement Insurance           Separate Account BIA, International Blend / The Boston Co
        & Annuity Company                         38,938 units of participation                                      451,041

 *    Prudential Retirement Insurance           Separate Account 5DX, Janus Advisor Growth Account
        & Annuity Company                          4,058 units of participation                                       89,719

* Party-in-interest

                                       11



                                                                                                           Schedule I
                                                                                                           page 2 of 2

                           THE BOMBAY COMPANY, INC.
               Employee 401(k) Savings and Stock Ownership Plan
         Schedule H, Line 4i, Schedule of Assets (Held at End of Year)
                             December 31, 2004

EIN: 75-1475223
PN:  002

(a)  (b) Identity of issue, borrower,       (c) Description of investment including maturity date,               (e) Current
          lessor or similar party               rate of interest, collateral, par or maturity value                 value

 *    Prudential Retirement Insurance           Separate Account 55I, Fidelty Advisor Equity Growth
        & Annuity Company                          1,449 units of participation                                      107,864

 *    Prudential Retirement Insurance           Separate Account LC2, Large Cap Growth / Turner Investment
        & Annuity Company                          7,992 units of participation                                       84,031

 *    Prudential Retirement Insurance           Separate Account 5QJ, Aim Dynamics Fund
        & Annuity Company                          3,239 units of participation                                       75,432

 *    Prudential Retirement Insurance           Separate Account MG1, Mid Cap Growth / Artisan Partners
        & Annuity Company                         26,341 units of participation                                      265,827

 *    Prudential Retirement Insurance           Separate Account BSC, Small Cap Value / Perkins, Wolf, McDonnell
        & Annuity Company                         16,670 units of participation                                      382,108

 *    Prudential Retirement Insurance           Separate Account 5EW, Janus Advisor Worldwide Account
        & Annuity Company                          3,564 units of participation                                      106,576

 *    Prudential Retirement Insurance           Separate Account 5L1, Aim Technology Fund
        & Annuity Company                          3,074 units of participation                                       80,281

 *    Prudential Retirement Insurance           Separate Account LV3, Large Cap Value / Wellington Management
        & Annuity Company                         17,366 units of participation                                      202,043

 *    Prudential Retirement Insurance           Separate Account 5RH, Fidelity Advisor Equity Income
        & Annuity Company                          3,812 units of participation                                      163,992

 *    Prudential Retirement Insurance           Separate Account MV1, Mid Cap Value / Wellington Management
        & Annuity Company                         12,324 units of participation                                      205,249

 *    Prudential Retirement Insurance           Separate Account 5O1, Oakmark Select I Fund
        & Annuity Company                          9,123 units of participation                                      304,768

                                               Total Insurance Company Investment Contracts                        9,708,113

 *    The Bombay Company, Inc.                  Common Stock, $1 par value, 495,468 shares                         2,739,938

 *    Participant loans                         Terms vary from six months to ten years
                                                  at 5.00% to 9.25% interest                                         604,366

                                                                                                                 $13,052,417

* Party-in-interest

                                       12

                                   SIGNATURE


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                            The Bombay Company, Inc.
                               Employee 401(k) Savings and Stock Ownership Plan

                                                (Name of Plan)


Date:June 27, 2005                          /s/ ELAINE D. CROWLEY
                                              Elaine D. Crowley
                                     Sr. Vice President, Chief Financial
                                            Officer and Treasurer






























                                      13